Greenberg Traurig, LLP
Suite 2500
3333 Piedmont Rd NE
Atlanta, GA 30305

Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2431
BaxterG@gtlaw.com

VIA UNITED PARCEL SERVICE and EDGAR

October 15, 2013

Ms. Mara L. Ransom
Assistant Director
Mail Stop 3720
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ingles Markets, Incorporated
Registration Statement on Form S-4
Filed August 29, 2013
File No. 333-190895

Dear Ms. Ransom:

This letter is in response to your letter dated September 19, 2013, with respect to the Registration Statement on Form S-4 filed on August 29, 2013 by Ingles Markets, Incorporated.

The following responds on a comment-by-comment basis to the numbered comments in your letter of September 19, 2013.  Per my discussion with Liz Walsh, I have also included two (2) marked copies of Pre-Effective Amendment No. 1 for your convenience.

Cover Page

1.
COMMENT:

Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. In addition, please update the reference to “Subject to Completion, dated_, 2023.”

RESPONSE:

The offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). We also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. We have updated the reference to “Subject to Completion, dated October 15, 2013” on the cover page.

Greenberg Traurig, LLP

Mara L. Ransom
Unites States Securities and Exchange Commission
October 15, 2013

2.
COMMENT:

As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Pleases see Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. Please see Rule 14d-1(g)(3).

RESPONSE:

We confirm that the offer will be open at least through midnight on the twentieth business day following commencement of the exchange offer.

3.
COMMENT:

Please revise the cover page to include the following:

•      We further represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with us or an affiliate of us to distribute the registered notes.

•      We will make each person participating in the exchange offer aware that any broker dealer who holds outstanding notes acquired for its own account as a result of market making activities or other trading activities, and who receives registered notes in exchange for such outstanding notes pursuant to the exchange offer, may be a statutory underwriter.

RESPONSE:

The cover page has been revised in response to these comments.

Incorporation of Certain Information by Reference, page ii

4.
COMMENT:

Please incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report on Form 10-K for the fiscal year ended September 29, 2012.  You may wish to also revise this provision to state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.  Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, which is available on our website, for more information.

Greenberg Traurig, LLP

Mara L. Ransom
Unites States Securities and Exchange Commission
October 15, 2013

RESPONSE:

The disclosures regarding incorporation by reference have been revised in response to these comments.  See page ii.

5.
COMMENT:

We note that you incorporate by reference your proxy statement, dated January 2, 2013, into your registration statement.  We further note that, on pages 22-23 of such proxy statement, you disclose limited Section 16 delinquencies.  However, we also note that neither Charles E. Russell nor John O. Pollard appear to have ever completed Section 16 filings, and certain of your directors and executive officers, including but not limited to Laura Ingle Sharp, appear to have never filed Form 3s, delinquencies not covered by the proxy statement disclosure.  Please reconcile for us the seeming inconsistency between the disclosure in the proxy statement and the apparent filing delinquencies by the aforementioned filers.

RESPONSE:

Several of the directors of the Company were appointed or elected directors prior to June 30, 2003, the date upon which Section 16 filings were mandated to be filed electronically on EDGAR.  Prior to that time, such filings were made by paper filings and accordingly, do not appear on the EDGAR system.  The affected filers are Robert P. Ingle (now deceased), Robert P. Ingle II, Laura Ingle Sharp, Charles E. Russell, James Lanning and John O. Pollard.  The applicable Form 3s for each of such directors were filed by paper filings prior to June 30, 2003. The Company believes that each of Mr. Ingle (prior to his death), Mr. Ingle II, Ms. Sharp and Mr. Lanning have properly filed their Form 4s since that time except to the extent otherwise disclosed in the Company’s proxy statements.  Neither Mr. Pollard nor Mr. Russell has had any reportable Section 16 transactions since June 30, 2003 and accordingly, no filings appear in the EDGAR system.

Disclosure Regarding Forward Looking Statements, page iii

6.
COMMENT:

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

RESPONSE:

The requested revisions have been made.  See page iii.

Greenberg Traurig, LLP

Mara L. Ransom
Unites States Securities and Exchange Commission
October 15, 2013

Risk Factors, page 8

7.
COMMENT:

We note that statement that “[t]he following risk factors may not include all of the important factors that could affect our business or our industry or that could cause our future financial results to differ materially from historic or expected results.”  Please delete this language.

RESPONSE:

We have deleted the language as requested.  See page 8.

Recovery Zone Facility Bonds, page 18

Other Loans, page 19

8.
COMMENT:

Please explain why you did not provide your Continuing Covenant and Collateral Agreement, along with any other contracts related to your Recovery Zone Facility Bonds, as exhibits since they appear to represent material contracts.  Please provide a similar analysis for the loan agreement with the $34.8 million balance that you refer to on page 19.  Alternatively, please file such contracts as exhibits. Please see Item 601(b) of Regulation S-K.

RESPONSE:

The Company does not consider either of such agreements to be material contracts since they equal approximately six percent (6%) and two percent (2%), respectively, of the Company’s total assets at June 29, 2013.  The description of Exhibit 4 of Item 6.01 of Regulation S-K states the exhibits required to be filed by such Item need not be filed if they constitute less than ten percent (10%) of the total assets of the registrant. Therefore, we do not believe that either of such agreements is required to be filed.

Greenberg Traurig, LLP

Mara L. Ransom
Unites States Securities and Exchange Commission
October 15, 2013

Terms of the Exchange Offer, page 20

9.
COMMENT:

Please revise to state that you will issue the new notes or return the old notes promptly after expiration rather than after acceptance.  Please see Exchange Act Rule 14e-1(c).

RESPONSE:

The requested revisions have been made.  See page 20.

10.
COMMENT:

Please reconcile for us the apparent inconsistency between your disclosure that “[w]e shall be considered to have accepted validly tendered outstanding notes if and when we have given oral or written notice to the exchange agent” and the language on page 2 of the transmittal letter that appears to limit acceptance to written notice by the registrant to the exchange agent.

RESPONSE:

The language on page 2 of the transmittal letter has been revised to provide that notice of acceptance may be given either orally or in writing to the exchange agent.

Conditions to the Exchange Offer, page 22

11.
COMMENT:

All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly

RESPONSE:

The requested revisions have been made.  See page 22.

Greenberg Traurig, LLP

Mara L. Ransom
Unites States Securities and Exchange Commission
October 15, 2013

Procedures for Tendering, page 22

12.
COMMENT:

Please revise the holder representations on page 23 to state that the holder has not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the registered notes.

RESPONSE:

The requested revisions have been made.  See page 23.

13.
COMMENT:

Please revise the disclosure on page 23 to state that all conditions to tender must be satisfied or waived prior to the expiration of the offer.  Please see Exchange Act Rule 14e-l(c).

RESPONSE:

The requested revisions have been made.  See page 23.

Exhibit Index, page II-4

14.	COMMENT: Please remove the duplicate reference to Exhibit 24.1, Power of Attorney. RESPONSE: The duplicate reference to Exhibit 24.1 has been deleted. See page II-4.

Power of Attorney, page II-6

15.
COMMENT:

Please clarify if Robert P. Ingle, II signed the Power of Attorney of his own accord, or whether Ronald B. Freeman signed the Power of Attorney on Mr. Ingle’s behalf. Please note that Mr. Ingle’s signature line should only appear once on the Power of Attorney.

RESPONSE:

Mr. Ingle signed the Power of Attorney of his own accord.  The duplicative signature is deleted.  See page II-6.

Greenberg Traurig, LLP

Mara L. Ransom
Unites States Securities and Exchange Commission
October 15, 2013

Supplemental Letter

16.
COMMENT:

Please delete the sentence in paragraph 4 stating that “The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Act.”

RESPONSE:

We do not believe such deletion is appropriate.  To our knowledge, this statement  is a customary disclosure which makes it clear that broker-dealers who deliver prospectuses are not admitting that they are statutory underwriters.  Such statement does not, however, prevent third parties from asserting such status in appropriate circumstances.

               Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

/s/Gerald L. Baxter
Gerald L. Baxter

GLB:mbb

Enclosures

cc:      Mr. Ronald B. Freeman
   Theodore I. Blum, Esq.